Exhibit 99.7

Nuva Pharmaceuticals Inc.

Condensed Consolidated Interim Financial Statements

For The Three Month and Nine month Periods Ending

March 31, 2014

(Unaudited - Expressed In Canadian Dollars)

Notice to the Reader

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accomplished by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The unaudited condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Stands for the preparation of the condensed interim consolidated financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with standards established by the Canadian Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

Nuva Pharmaceuticals Inc.

Condensed Consolidated Interim Statements of Financial Position

For The Nine Month Period Ended March 31, 2014

(Unaudited - Expressed In Canadian Dollars)

	March 31, 2014	June 30, 2013
ASSETS
	$	$
Current Assets
Cash and Equivalents	346,967	619,296
Investment – GIC	11,500	-
Accounts Receivable (Note 4)	6,639	11,695
Prepaid	42,397	-
	407,503	630,991

Equipment	4,539	-
Intellectual Property (Note 5)	476,000	170,000
Total Assets	888,043	800,991

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Liabilities (Note 6)	126,396	215,785
Short Term Loans (Note 8)	-	35,907
Promissory Notes – Current Portion (Note 9)	49,466	83,167
	175,862	334,859

Promissory Notes (Note 9)	-	29,444
	175,862	364,303

SHAREHOLDERS’ DEFICIT

Share Capital (Notes 10)	8,274,874	7,943,874
Share Capital – Share Subscriptions (Note 10)	1,000,000	800,000
Reserves (Notes 10)	3,550,594	3,308,794
Deficit	(12113,287)	(11,615,980)
	712,181	(436,688)

Total Liabilities & Shareholders’ Deficit	888,043	800,991

*See accompanying notes to the condensed interim consolidated financial statements

Going Concern (Note 1)

Approved and authorized on Behalf of the Board of Directors on April 28, 2014

         “Eugene Beukman”

        “Jamie Lewin”

Eugene Beukman, Director

Jamie Lewin, Director

Nuva Pharmaceuticals Inc.

Condensed Consolidated Interim Statements of Comprehensive Income / (Loss)

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

(Unaudited - Expressed In Canadian Dollars)

	Three Months Ended		Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

	$	$	$	$

Revenues	-	-	-	-

Expenses
Amortization	368	-	368	-
Bank Service Charges	672	159	2,278	644
Filling Fees and Transfer Agent	15,236	14,332	31,087	21,825
Foreign exchange	219	-	501	-
Investor Relations	5,000	-	5,000	-
Legal and Audit	12,313	1,605	31,036	12,870
Management & Consulting Fees	64,000	15,000	140,333	45,000
Office and Miscellaneous	3,879	2,263	10,831	5,087
Product Registration & Development	-	1,682	9,936	8,382
Professional Fees	9,840	-	30,142	-
Rent	1,080	-	5,030	-
Stock based compensation	120,000	-	241,800	-
Travel	1,780	-	8,066	-
Total Expenses	234,488	35,041	516,417	93,808

Net Loss before Other Items	(234,488)	(35,041)	(516,417)	(93,808)

Other Items
Other Income	-	-	-	2,110
Net Gain/(Loss) on Liabilities Settled	-	(10,352)	19,110	896,428
	-	(10,352)	19,110	898,538

Comprehensive Income/(Loss) for the Period	(234,488)	(45,393)	(497,306)	804,730

Basis Earnings/(Loss) Per Share	(0.01)	(0.00)	(0.02)	0.06
Diluted Earnings/(Loss) Per Share	(0.01)	(0.00)	(0.02)	0.06
Weighted Average of Shares Outstanding	23,596,575	13,713,232	23,596,575	13,713,232

*See accompanying notes to the condensed interim consolidated financial statements

Nuva Pharmaceuticals Inc.

Condensed Consolidated Interim Statements of Changes In Equity

For The Nine Month Period Ended March 31, 2014 and 2013

(Unaudited - Expressed In Canadian Dollars)

	Number Of Shares	Share Capital	Share Subscript- ions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance July 1, 2013	21,617,075	7,943,874	800,000	1,668,180	1,640,614	(11,615,980)	436,688
Issued during year
For Cash (Note 10)	250,000	25,000	200,000	-	-	-	207,000
For Debt	-	-	-	-	-	-	-
For Assets (Note 10)	3,400,000	306,000	-	-	-	-	306,000
Warrant in placement	-		-		-	-	-
Stock based compensation	-	-	-	-	241,800	-	241.800
Net comprehensive income	-	-	-	-	-	(497,306)	(497,306)

Balance Mar 31, 2014	25,267,075	8,274,874	1,000,000	1,668,180	1,882,414	(12,113,286)	712,181

	Number Of Shares	Share Capital	Share Subscript- ions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance July 1, 2012	6,599,680	7,933,288	-	1,004,346	1,640,614	(11,899,412)	(1,321,164)
Issued during year
For Cash		-	-	-	-	-	-
For Debt	11,257,395	562,870	-	-	-	-	562,870
For Assets	3,400,000	170,000	-	-	-	-	170,000
Warrant in placement	-	-	-		-	-	-
Net comprehensive loss	-	-	-	-	-	804,730	804,730

Balance Mar 31, 2013	21,617,075	8,666,158	-	1,004,346	1,640,614	(11,094,682)	216,436

*See accompanying notes to the condensed interim consolidated financial statements

Nuva Pharmaceuticals Inc.

Condensed Consolidated Interim Statements of Cash Flow

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

(Expressed In Canadian Dollars)

	Three Months Ended		Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

Operating Activities:

Income/(Loss) and Comprehensive Income/(Loss)	(234,488)	(45,393)	(497,306)	804,730
Items Not Involving Cash
Settlement of Current Liabilities	-	10,352	(19,110)	(896,428)
Stock based compensation	120,000	-	241,800	-
	(114,488)	(35,041)	(274,616)	(91,698)

Changes in Non-Cash Working Capital Items
(Increase)/Decrease in Accounts Receivable	853	721	5,055	(6,145)
(Increase)/Decrease in Prepaid	(42,397)	9,077	(42,397)	9,077
Increase in Accounts Payable and Accruals	(23,153)	5,807	(70,280)	12,299
	(64,697)	15,605	(107,622)	15,231

Investing Activities:
Equipment	(2,483)	-	(4,539)	-
GIC	(11,500)	-	(11,500)	-
	(13,983)	-	(16,039)	-

Financing Activities:
Proceeds from Private Placement	225,000	-	225,000	-
Short Term Loans	(9,001)	18,044	(35,907)	74,250
Promissory Notes	(16,489)	-	(63,144)	-
	199,510	18,044	125,949	74,250

Increase/ (Decrease) in Cash	6,342	(1,392)	(272,328)	(2,217)

Cash, Beginning of Period	340,625	1.510	619,296	2,335
Cash, End of Period	346,967	118	346,967	118

Transactions Not Involving Cash

Shares for Debt Settlement	-	-	-	147,800
Shares for Assets (FerroHeme & Pedia Safe License)	-	-	306,000	170,000
Total	-	-	325,110	317,800

*See accompanying notes to the condensed interim consolidated financial statements

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

1.

NATURE OF OPERATIONS AND GOING CONCERN

Nuva Pharmaceuticals Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and is listed on the TSX Venture Exchange (the “Exchange)” as “NPH”.  The address of the Company’s corporate office and principal place of business is located at 615 - 800 W. Pender St, Vancouver, BC, V6C 2V6.

The Company’s main business activity until October 31, 2011 was the development, production and marketing of infection control agent products, principally a product marketed as “T36®”.  Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. During the year ended June 30, 2012, the Company granted Canadian manufacturing and marketing rights for certain T36® products to an insider of the Company. On August 12, 2013 the Company again changed its name to Nuva Pharmaceuticals Inc.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

These condensed consolidated interim financial  statements  have  been  prepared  on  the  basis  of  accounting  principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and operational obligations during the upcoming year-ended June 30, 2014.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations; the Company expects to raise additional financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected. During the year-ended June 30, 2013, the Company was successful in raising $800,000 in private placements and has plans to raise additional capital in the subsequent year once cash reserves start to decrease.

In  the  event  that  cash  flow  from operations,  if  any,  together  with  the  proceeds  from any  future financings are insufficient to meet the Company’s current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company’s best interest. This may result in a substantial reduction of the scope of existing and planned operations.

These consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	March 31, 2014 $	June 30, 2013 $
Comprehensive Income/(Loss)	(497,306)	283,432
Deficit	(12,113,287)	(11,615,980)
Working capital/ Working capital deficiency	231,641	296,132

2.

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as were applied in our most recent audited annual financial statements for the year ended June 30, 2013.

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements do not include all of the information required of a full annual financial report and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that these condensed interim financial statements be read in conjunction with the most recent audited annual financial statements of the Company for the year ended June 30, 2013.

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements were authorized for issue on April 28, 2014 by the directors of the Company.

Basis of preparation

The condensed consolidated interim financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The financial statements are presented in Canadian dollars unless otherwise noted.

Consolidation

These consolidated financial statements include the accounts of the Company and it’s wholly- owned subsidiary, Nuva Marine Pharmaceuticals Inc. (Formerly “Sirona Therapeutics Corp.”). The subsidiary is an inactive company, the shares of which were acquired pursuant to an asset purchase agreement. All significant inter-company balances and transactions have been eliminated on consolidation.

Significant estimates and judgments

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires the Company to make estimates and judgments concerning the future.  The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Recoverability of the carrying value of Intangible Assets:

The Company is required to review the carrying value of its intangible assets for potential impairment.  Impairment is indicated if the carrying value of the Company’s intangible assets is not recoverable.  If impairment is indicated, the amount by which the carrying value of intangible assets exceeds the estimated fair value is charged to the statement of loss and comprehensive loss.

Evaluating the recoverability requires judgments in determining whether future economic benefits from sale or otherwise are likely.  Evaluation may be more complex where activities have not reached a stage which permits a reasonable assessment of the viability of the asset.  Management must make certain estimates and assumptions about future events or circumstances including, but not limited to, the interpretation of marketing and sales data as well as the Company’s financial ability to continue marketing and sales activities and operations.

ii)

Inputs used in Black Scholes valuation model (volatility; interest rate; expected life and dividend yield) in accounting for Share Purchase Warrant transactions

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

iii)

 Estimating the fair value of granted share purchase warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant.  The estimate of warrant valuation also requires determining the most appropriate inputs to the valuation model including the volatility, expected life of warrants, risk free interest rate and dividend yield.

iv)

Provision for Contingent Liabilities

Management must estimate the likelihood of a financial obligation arising from a contingent liability if it is deemed more likely than not, that there will be a future cash outflow due to a past event involving the Company. For this estimate, a provision must be made if the amount of the outflow can be reasonably determined.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized. Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances (Note 1).

ii)

Tax interpretations, regulations, and legislation in the various jurisdictions operates are subject to change

The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates.  The Company is subject to assessments by tax authorities who may interpret the tax law differently.  Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income / (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

         Amortization

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The Company’s equipment, which consists of office equipment, is amortized at 30%.

Changes in significant accounting policies

The Company has not adopted new accounting policies since its recent year ended June 30, 2013. The following Standards and Interpretations applicable to the Company were issued but not yet effective. Unless otherwise stated, these new accounting standards and amendments will become effective for the annual period beginning on or after January 1, 2013.

(a) IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(b) IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

(c) IFRS 11 Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011 and will replace IAS

31 - Interests in Joint ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Ventures. IFRS 11 is effective for annual period beginning on or after January 1, 2013.

(d) IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(e) IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1,

2013, with early adoption permitted, provides   the guidance on the measurement of   fair value and related disclosures through a fair value hierarchy.

4.

ACCOUNTS RECEIVABLE

	March 31, 2013 $	Age (Days)	June 30, 2013 $	Age (Days)
Receivables	-	-	-	90+
Interest on Notes	-	-	-	90+
Value Added Tax (GST / HST)	6,639	> 30 to 90+	11,695	> 30
	6,639		11,695

For the period-ended March 31, 2014, the total balance of Accounts Receivable is made up of GST receivable. There is no issue with regards to collectability as it is an outstanding amount to be received from the Canada Revenue Agency.

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

5.

INTELLECTUAL PROPERTY

	March 31, 2014 $	June 30, 2013 $
Pedia Safe License	170,000	170,000
FerroHeme	306,000	-
	476,000	170,000

On September 05, 2013, NUVA Pharmaceuticals Inc. announced an Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of NUVA at a deemed price of $0.09 per share. This transaction did not result in a change of control or in the creation of new insiders.

On September 12, 2012, NUVA Pharmaceuticals Inc. announced that the TSX Venture Exchange had provided acceptance of the License Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, except for China and India, and the right to make or have made Pedia-Safe Polyvitamin Drops. The License Agreement is effective for 99 years from the effective date of signing of the agreement. At this time, the Company has not commenced amortization of the intangible asset as the Company has plans to commence the sales operations in the subsequent year, now that it has raised appropriate financing, and as such, will commence amortization of the intangible asset in the subsequent year.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of Nuva (ALDA) at a deemed price of $0.05 per share. This transaction did not result in a change of control or in the creation of new insiders.

6.

PAYABLES AND ACCRUED LIABILITIES

       (a)

	March 31, 2014 $	June 30, 2013 $
Accounts Payable	126,396	199,785
Accruals (Audit Fees)	-	16,000
	126,396	215,785

(b) Contingent Liabilities

Subsequent to year ended June 30, 2013, the Company received an invoice in an amount of $42,980 for office lease services dating back prior to June 30, 2012. The Company has provided for the additional invoice in the June 2013 year end even though it is the Company's position that there is no amount owing and intends to resolve in the subsequent year end. For current status see Subsequent Events Note 17.

7.

SPONSORSHIP LIABILITY

On September 12, 2012 the entire amount of the liability was settled by the issuance of 10,687,500 shares at a value of $0.05 per share. All of these shares are subject to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period.

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

7.

SPONSORSHIP LIABILITY (CONT’D)

Escrow Schedule:

Release Date	To Be Released
August 30, 2012	10% or 1,068,750 securities
February 28,2013	15% or 1,603,125 securities
August 30, 2013	15% or 1,603,125 securities
February 28, 2014	15% or 1,603,125 securities
August 30, 2014	15% or 1,603,125 securities
February 28, 2015	15% or 1,603,125 securities
August 30, 2015	15% or 1,603,125 securities
Total	10,687,500 securities

As of March 31, 2014, there are 4,809,375 shares held in Escrow.

8.

SHORT TERM LOANS

	March 31, 2014 $	June 30, 2013 $
Canagen Pharmaceuticals	-	34,807
E3 Energy	-	1,100
	-	35,907

These loans did not bear interest and were due on demand.

 9.

PROMISSORY NOTES

	March 31, 2014 $	June 30, 2013 $
Related Parties – Current	49,466	70,667
Non-related Parties	-	12,500
Promissory Notes - Current	49,466	83,167
Related Parties – Non-current	-	29,444
Total Promissory Notes	49,466	112,611

On December 23, the parties signed a revised agreement. Under the new payment schedule, the total promissory note debt will be acquitted by October 01, 2014.

During the three month period ended September 30, 2013, the Company repaid a financial loan in the net amount of $12,500 from the third party.

During the year ended June 30, 2012, the Company received a further $29,000 from companies controlled by a director of the Company, bringing the total loan to the respective director to $106,000.  The Company and the director agreed to a debt settlement in which all past interest was waived and the principal amount of the loans is to be repaid in 18 equal installments beginning at the first of each month, once the Company was able to raise financing of at least $250,000 after any finder’s fees were paid out. During the nine month period ending March 31, 2014, this agreement was revised and full payout will be reached October 01, 2014.

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

10.   SHAREHOLDERS’ EQUITY

a)    Authorized Share Capital

Authorized: Unlimited common shares without par value

Issued share capital

During the nine month period ended March 31, 2014, the company issued 3,400,000 shares for the acquisition of an asset and two Special Unit Certificates for 250,000 shares were converted for a total of 25,267,075 shares issued and outstanding. At June 30, 2013 there were 21,617,075 shares issued and outstanding.

Private Placements

i)

 February 28, 2014 the Company announced a non-brokered Private Placement of up to 1,750,000 units of the Company at a price of $0.10 per unit for gross proceeds of up to $175,000.

Each Unit will consist of one (1) common share and one (1) transferrable share purchase warrant.  Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.30 per Common Share.

The Warrants will be subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10) consecutive days.

Proceeds from the Offering will be used by NUVA for general ongoing corporate and working capital purposes.

In connection with the Offering, the Company may pay a finder’s fee pursuant to the policies of the TSX Venture Exchange.

This Offering was subject to receipt of all necessary approvals including approval of the TSX Venture Exchange and the Company’s Board of Directors. (See Subsequent Events Note 17 for Closing)

ii)

February 28, 2014 the Company announced a non-brokered Private Placement of up to 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of up to $200,000.

Each Unit will consist of one (1) common share and one (1) transferrable share purchase warrant.  Each warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.15 per Common Share.

Proceeds from the Offering will be used by NUVA for general ongoing corporate and working capital purposes.

In connection with the Offering, the Company may pay a finder’s fee pursuant to the policies of the TSX Venture Exchange.

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

This Offering was subject to receipt of all necessary approvals including approval of the TSX Venture Exchange and the Company’s Board of Directors. (See Subsequent Events Note 17 for Closing).

iii)    On June 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit, for proceeds of $800,000. Each Unit will be exchangeable for one common share of the Company and one share purchase warrant.

Each warrant will entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants will be subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to a TSX-V hold period expiring on October 12, 2013. As of June 30, 2013, the private placement was classified as Share Subscriptions. Legal fees of $850 and finders’ fees of $57,600 were charged against share capital in connection with the private placement.  The fair value of the warrants issued as part of the private placement is $663,834.

i)

On April 27, 2012, the Company closed a non-brokered private placement of 560,000 units of the Company’s common shares at a price of 10 cents per unit, for proceeds of $56,000.  Each unit consists of one common share of the Company and one share purchase warrant, which will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing date of the offering at an exercise price of 15 cents for the first 12 months and 20 cents during the next 12 months.  The Company has paid a finder’s fee of $4,100 pursuant to the policies of the TSX Venture Exchange.

Shares issued for debt

On September 7, 2012, the Company announced that the TSX Venture Exchange had accepted a share for debt arrangement. Debts totaling $935,300 would be settled by issuing 11,257,395 common shares to creditors at $0.05 per share.  Of  these  shares,  10,687,500  were  are  subjected  to  resale  restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement (Note 8) which allows a scheduled release of shares from escrow over a three year period.

	June 30, 2013 $	Shares
COC Assignment Sept. 12, 2012	875,000	10,687,500
Accounts Payable Sept. 12, 2012	20,540	172,295
Mgmt. Fees Sept. 12, 2012	39,760	397,600
	935,300	11,257,395

Shares issued for assets

On September 20, 2013, the TSX-V approved a License Agreement (LA) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The (LA) provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of NUVA at a deemed price of $0.09 per share or $306,000. This transaction did not result in a change of control or in the creation of new insiders.

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

On September 17, 2012, the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement (LA) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The (LA) provided the Company with the global sales, manufacturing and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops.

The Agreement provided for the payment of $170,000 by the issuance of 3,400,000 Common Shares of ALDA at a deemed price of $0.05 per share. This transaction did not result in a change of control or in the creation of new insiders.

b)   Stock options

The Company has adopted an incentive share purchase option plan under the rules of the TSX Venture Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  The options can be granted for a maximum term of 5 years and generally vest either immediately or in specified increments of 25%.

No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time.   Pursuant to the policies of the TSX Venture Exchange, shares issued on exercise of options are restricted from trading during the four month period subsequent to the date of grant.

A summary of the Company’s stock options and changes is presented below:

	Nine Months Ended March 31, 2014		Year Ended June 30, 2013
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning Balance	-	-	288,000	$3.20

Options issued (2013)	1,400,000	$0.10
Options issued (2014)	1,000,000	$0.10
Options canceled	-	-	(288,000)	$3.20

Ending Balance	2,400,000	$0.10	-	-

(i)

In September 2013, a total of 1,400,000 options were issued to Directors and Consultants of the Company. They have an exercise price of $0.10 and a life of 5 years. The options were valued at $0.087 each or $121,800 using the Black – Scholes method and the following parameters.

(ii)

In February 2014, a total of 1,000,000 options were issued to an Officer of the Company. They have an exercise price of $0.10 and a life of 5 years. The options were valued at $0.12 each or $120,000 using the Black – Scholes method and the following parameters

	February 2013	September 2013
Dividend yield	0%	0%
Expected volatility	212%	196%
Risk free interest rate	1.63%	1.89%
Expected average term	5 years	5 years

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

10.   SHAREHOLDERS’ EQUITY (CONT’D)

(ii)

During the year ended June 30, 2013, options totaling 288,500 were cancelled due to the resignation of Directors of the Company.

c)

Warrants

The  Company  has  issued  warrants  entitling  the  holders  to  acquire  common  shares  of  the

Company. A summary of changes in unexercised warrants is presented below:

	Warrants @ $0.20 1	Warrants @ $0.30 2	Total

June 30, 2013	560,000	8,000,000	8,560,000

Expired	-	-	-
Issued	-	-
March 31, 2014	560,000	8,000,000	8,560,000

(1)

 Exercisable at a price of $0.10 per warrant until April 27, 2013 and at $0.20 until April 27,

2014, granted pursuant to a private placement.

 (2)  Exercisable at a price of $0.30 per warrant until June 12, 2014 and at $0.40 until June 12,

2015, and at $0.50 until June 12, 2016, granted pursuant to a private placement.

(3)  Exercisable at a price of $0.13 per warrant until April 08, 2016, granted pursuant to a private placement.

)  Exercisable at a price of $0.30 per warrant until April 08, 2015, granted pursuant to a private placement.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions.

	June 30, 2013	June 30, 2012
Dividend yield	0%	0%
Expected volatility	128%	264%
Risk free interest rate	1.08%	1.69%
Expected average term	3 years	2 years

d)   Warrant Reserve:

The stock warrant reserve records items recognized as warrants until such time that they are exercised, at which time the corresponding amount will be transferred to share capital. If the warrants expire unexercised, the amount remains in the warrant reserve.

	March 31, 2014	June 30, 2013
Beginning Balance	$ 1,668,180	$ 1,004,346
Private Placement		663,834
Ending Balance	1,668,180	1,668,180

•

On September 7, 2012 327,500 warrants having a value of $57,581 expired.

•

On January 12, 2013 200,000 warrants expired having a value of $18,676 expired

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

e)

Option Reserve:

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount recorded remains in the reserve.

	March 31, 2014	June 30, 2013
Beginning Balance	$ 1,640,614	$ 1,640,614
Options Granted	241,800	-
Options Exercised	-	-
Ending Balance	1,882,414	$ 1,640,614

11.  SETTLEMENTS

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) filed a Notice of Claim (“the CRL Claim”) in the Provincial Court of British Columbia, Surrey against the Company for $9,728 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company, which was still outstanding at June 30, 2013. During the six month period ended December 31, 2013, the Company settled and paid the debt for $6,001, resulting in a debt settlement gain of $3,728.

During the same period the Company settled and paid an additional $44,136 of accounts payable for $28,754, resulting in a debt settlement gain of $15,382.

The Company has settled the contingent liability in Note 6(b). See Subsequent Events Note 17.

12.  RELATED PARTY TRANSACTIONS

a)   During the nine month period ended March 31, 2014, the Company was invoiced by officers and directors, Tom Kennedy and Eugene Beukman for management/consulting fees of $9,000 and $14,209 respectively (Terry Owen - March 31, 2013 - $$45,000).

b)   During the nine month period ended March 31, 2014, the Company paid $18,930 (March 31, 2013 - $6,870) for accounting fees to a company owned by the CFO, Jamie Lewin.

c)    During the nine month period ended March 31, 2014, the following received stock options valued at: CEO, Arun Nayyar $120,000, CFO and Director, Jamie Lewin $26,100, Directors Tom Kennedy and Eugene Beukman $26,100 each. (March 31, 2013 - $nil).

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

13. CAPITAL DISCLOSURES

The Company includes shareholders’ equity and cash and cash equivalents in the definition of capital, which totaled $1,119,684 (June 2013 – $194,303). The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations.  The availability of capital is solely through the issuance of the Company’s common shares.  The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

The Company is not subject to any externally imposed capital requirements.

14.   SEGMENTED INFORMATION

The Company’s assets are all located and have occurred all in Canada.

15.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies

a)    Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits. The Company’s cash and equivalents are held through a large Canadian financial institution. Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral.  The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

b)   Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements.  To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at March 31, 2014, the Company’s financial liabilities were comprised of accounts payable and

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

accrued liabilities of $126,396 and Promissory Notes valuing $49,466.

15.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

c)

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i)   Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

ii)   Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of                             changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents.

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities.

d)   Determination of Fair Value –

The fair values of financial assets and financial liabilities are determined as follows:

i)

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii)  The fair value of notes payable approximate their carrying value as their effective interest rates approximate current market rates;

iii) The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at March 31, 2014
	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	358,467	-	-
Accounts receivable	6,639	-	-

Financial Liabilities
Accounts payable and accrued liabilities	126,396	-	-
Short Term Loans	-	-	-
Promissory notes	49,466	-	-

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and equivalents, accounts receivable, and accounts payable and accrued liabilities are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level

15.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

16.   INCOME TAXES

The Company has non capital loss carry forwards of approximately $9,233,129 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

EXPIRY	$
2014	111,545
2015	582,793
2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,422,631
2032	755,485
2033	236,245
TOTAL	9,233,129

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

17.   SUBSEQUENT EVENTS

A

On April 01, 2014 the Company paid down an additional $16,488 of the promissory notes that are mentioned in Note 9 under the new accelerated payment schedule.

B

On April 8, 2014 – the Company announced that it closed the non-brokered private placement of 3,750,000 Units (the “Units”) of Nuva at a price of $0.10 per Unit.

Of the 3,750,000 Units, 2,000,000 Units each consists of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one (1) additional Common Share on or before April 8, 2016 at a price of CDN$0.13 per Common Share.

The remaining 1,750,000 Units each consists of one (1) Common Share and one (1) transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one (1) additional Common Share on or before April 8, 2015 at a price of CDN$0.30 per Common Share and is subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10)

Nuva Pharmaceuticals Inc.

Notes To The Condensed Interim Consolidated Financial Statements

For The Three Month and Nine Month Periods Ended March 31, 2014 and 2013

consecutive trading days.

In accordance with the policies of the TSX Venture Exchange, the Company paid a Finders’ Fee of an aggregate of $12,000.00 and issued and aggregate of 300,000 Warrants. Of the 300,000 Warrants, 160,000 warrants have the same terms as the $0.13 warrants as described above and the remaining 140,000 Warrants have the same terms as the $0.30 warrants as described above.

The securities issued are subject to the statutory 4 month hold period that expires on August 9, 2014.

Proceeds from the Private Placement will be used by Nuva for general ongoing corporate and working capital purposes.

C

On April 16, 2014 the Company registered a settlement of the Contingent Liability found in Note 6 (b) for $15,000 plus costs.

D

On April 16, 2014 – the Company announced that it has signed Cross Referencing Agreements (the “CRAs”) for prescription generic products for Canadian markets. These agreements cover 48 prescription generic products and are for acute and chronic diseases.

The company has signed CRAs with three large pharmaceutical companies for multiple products in the prescription generic drug lines. NUVA will market and sell these new product lines under its own label.

NUVA is in the process of securing a Drug Establishment License (the “DEL”) from Health Canada.

Upon receipt of the DEL, NUVA will start filing for regulatory approval of these products with Health

Canada. NUVA will also initiate ordering, packaging and art work related processes for these generic products. NUVA expects to build its “NUVA” label Generic portfolio for the Canadian Market apart from the “NUVA” range of Over-the-Counter products.

E

On April 23, 2014 the Company settled an outstanding dispute for a phone system for $2,500.

***